FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

April 11, 2023

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on April 17, 2023 through Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On April 17, 2023, Galiano announced that it has changed its auditor from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor").

Item 5:

5.1 Full Description of Material Change

On April 17, 2023, Galiano announced that it has changed its auditor from KPMG (the "Former Auditor") to Ernst & Young (the "Successor Auditor").

The Former Auditor has resigned effective April 11, 2023. The board of directors of the Company (the "Board") have appointed the Successor Auditor effective April 11, 2023. The Company is grateful to KPMG for its past services to the Company.

There were no reservations in the Former Auditor's reports on any of the Company's audited financial statements, and no reportable events between the Company and the Former Auditor.

In accordance with National Instrument 51-102, the Notice of Change of Auditor, together with the required letters from the Former Auditor and the Successor Auditor (collectively, the "Reporting Package"), has been reviewed and approved by the Board, and the Reporting Package has been filed on SEDAR.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Krista Muhr, Investor Relations Advisor of Galiano, at info@galianogold.com or 1-778-239-0446 or toll-free at 1-855-246-7341.

Item 9: Date of Report

April 17, 2023